Filed by priceline.com Incorporated

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: KAYAK Software Corporation

(Commission File No. 001-35604)

Priceline.com Agrees to Acquire KAYAK Software Corporation

[Priceline.com intends to hold a conference call today at 4:30 p.m. ET to discuss this transaction at http://ir.priceline.com]

NORWALK, Conn., November 8, 2012 . . . Priceline.com Incorporated (NASDAQ: PCLN) announced today that it has signed a definitive agreement for the Priceline Group to acquire KAYAK in a stock and cash transaction.  Under the terms of the agreement, the transaction values KAYAK at $1.8 billion ($1.65 billion net of cash acquired) or $40 per share of KAYAK (subject to the collar described below), with the Group paying approximately $500 million of the consideration in cash and $1.3 billion in equity and assumed stock options.

The Boards of Directors of the Priceline Group and KAYAK have unanimously approved the transaction, which is subject to customary closing conditions, including a vote of KAYAK’s shareholders and regulatory approvals, and is expected to close by late 1st quarter 2013.  KAYAK’s current management team will continue to manage KAYAK’s operations independently as part of the Priceline Group of companies.  The Group expects that the impact of the KAYAK acquisition on Non-GAAP EPS in 2013 will be de minimis.

KAYAK is a leading travel research site that allows people to easily compare hundreds of travel sites at once when searching for flights, hotels, and rental cars, and gives travelers choices on where to book. The company processes over 100 million user queries each month through its global websites and best in class mobile applications.  “KAYAK has built a strong brand in online travel research and their track record of profitable growth is demonstrative of their popularity with consumers and value to advertisers,” said Priceline Group President and Chief Executive Officer Jeffery H. Boyd.  “KAYAK also has world class technology and a tradition of innovation in building great user interfaces across multiple platforms and devices.  We believe we can be helpful with KAYAK’s plans to build a global online travel brand.”

“Paul English and I started KAYAK eight years ago to create the best place to plan and book travel,” said Steve Hafner, KAYAK Chief Executive Officer and Cofounder.

“We’re excited to join the world’s premier online travel company. The Priceline Group’s global reach and expertise will accelerate our growth and help us further develop as a company.”

Transaction Summary

KAYAK shareholders will have the right to elect to receive cash or stock with a value of $40 per KAYAK share, (subject to (i) the collar mechanism described below and (ii) pro ration such that the overall consideration in the deal to KAYAK shareholders will consist of one-third cash and two-thirds stock).  The stock portion of the consideration will be subject to a 10% collar pursuant to which the value of the Priceline.com stock delivered to those receiving stock will be $40 per KAYAK share so long as the aggregate volume-weighted average Priceline.com trading price for the 30-day period ending 2 days prior to Closing (as set forth more fully in the Merger Agreement) is between $571.31 and $698.27 per Priceline.com share.  If such average price is above $698.27 or below $571.31, those receiving Priceline.com stock will receive a fixed exchange ratio as set forth in the Merger Agreement.  The final number of Priceline.com shares to be issued on a fully diluted basis will range between approximately 1.9 million and 2.3 million shares and options at closing.

Information About Forward-Looking Statements

Certain statements in this communication regarding the proposed transaction between Priceline and KAYAK, the expected timetable for completing the transaction, benefits of the transaction, future opportunities for the combined company and any other statements regarding Priceline’s or KAYAK’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, forward-looking statements).  Any statements that are not statements of historical fact (including statements containing the words “may,” “can,” “will,” “should,” “could,” “expects,” “plans,” “anticipates,” “intends,” “believes,” “estimates,” “predicts,” “potential,” “targets,” “goals,” “projects,” “outlook,” “continue,” “preliminary,” “guidance,” or variations of such words, similar expressions, or the negative of these terms or other comparable terminology) should also be considered forward-looking statements.   No assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on Priceline’s or KAYAK’s results of operations or financial condition.  Accordingly, actual results may differ materially from those expressed in any forward-looking statements.  A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, many of which are beyond the parties’ control, including the parties’ ability to consummate the transaction; the conditions to the completion of the transaction, including the receipt of stockholder approval, the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the arrangement within the expected time-frames or at all and to successfully integrate KAYAK’s operations into those of Priceline; such integration may be more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or clients) may be greater than expected following the transaction; the retention of certain key employees of KAYAK may be difficult; Priceline and KAYAK are subject to intense competition and increased competition is expected in the future; the volatility of the economy; and the other factors described in Priceline’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and in its most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 filed with the SEC, and KAYAK’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 filed with the SEC.  Priceline and KAYAK assume no obligation to update the information in this communication, except as otherwise required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Non-GAAP Financial Measures

Adjusted EBITDA represents GAAP net income excluding depreciation and amortization expense, interest income, interest expense, net income and loss attributable to noncontrolling interests, income taxes and is adjusted for the non-GAAP adjustments relating to stock-based employee compensation expense, gains and losses on early debt extinguishment and charges or benefits related to judgments, rulings, or settlements of hotel occupancy tax proceedings.

Adjusted EBITDA, non-GAAP operating income, non-GAAP net income and non-GAAP net income per share are “non-GAAP financial measures,” as such term is defined by the Securities and Exchange Commission, and may differ from non-GAAP financial measures used by other companies. The Priceline Group (“Group”) believes that adjusted EBITDA, non-GAAP operating income, non-GAAP net income and non-GAAP net income per share that exclude certain non-cash or non-recurring income or expense items are useful for analysts and investors to evaluate the Group’s future on-going performance because they provide a useful comparison of the Group’s projected cash earnings and performance with its historical results from prior periods and to those of its competitors. These non-GAAP metrics, in particular adjusted EBITDA, non-GAAP operating income, and non-GAAP net income are not intended to represent funds available for the Group’s discretionary use and are not intended to represent or to be used as a substitute for operating income, net income or cash flows from operations data as measured under GAAP. The items excluded from these non-GAAP metrics, but included in the calculation of their closest GAAP equivalent, are significant components of consolidated statements of income and must be considered in performing a comprehensive assessment of overall financial performance.

Non-GAAP financial information is adjusted for the following items:

•                  Amortization expense of intangibles is excluded because it does not impact cash earnings.

•                  Stock-based employee compensation expense is excluded because it does not impact cash earnings and is reflected in earnings per share through increased share count.

•                  Interest expense related to the amortization of debt discount and gains or losses on early debt extinguishment related to convertible debt are excluded because they are non-cash in nature.

•                  Charges or benefits related to judgments, rulings, or settlements of hotel occupancy tax proceedings are excluded because the amount and timing of these items are unpredictable, not driven by core operating results and render comparisons with prior periods less meaningful.

•                  Income tax expense is adjusted for the tax impact of certain of the non-GAAP adjustments described above and to exclude tax expense recorded where no actual tax payments are owed because of available net operating loss carry forwards.  In addition, the benefit in second quarter 2011 related to the reversal of a reserve for unrecognized tax benefits attributable to tax positions taken in 2010 is excluded because the amount and timing of this type of item is unpredictable, not driven by core operating results and render comparisons with prior periods less meaningful.

•                  Net income and loss attributable to noncontrolling interests is adjusted for the impact of certain of the non-GAAP adjustments described above

•                  For calculating non-GAAP net income per share:

•                  net income is adjusted for the impact of the non-GAAP adjustments described above.

•                  additional unvested shares of restricted common stock, restricted stock units and performance share units are included in the calculation of non-GAAP net income per share because non-GAAP net income has been adjusted to exclude stock-based employee compensation expense.

The presentation of this financial information should not be considered in isolation or as a substitute for the financial information prepared and presented in accordance with generally accepted accounting principles in the United States.

About The Priceline Group

The Priceline Group (Nasdaq: PCLN) is a leader in global online hotel reservations, with over 270,000 participating hotels worldwide. The Group is composed of four primary brands - Booking.com, priceline.com, Agoda.com and Rentalcars.com - and several ancillary brands. The Priceline Group provides online travel services in over 180 countries in Europe, North America, South America, the Asia-Pacific region, the Middle East and Africa.

Booking.com is the number one online hotel reservation service in the world, offering over 245,000 hotels (as of November 1, 2012), and is available in 41 languages. More recent hotel counts are available on the Booking.com website. Priceline.com gives leisure travelers multiple ways to save on their airline tickets, hotel rooms, rental cars, vacation packages and cruises. In addition to getting compelling published prices, travelers can take advantage of priceline.com’s famous Name Your Own Price® service, which can deliver the lowest prices available, or the recently added Express DealsSM, where travelers can take advantage of hotel discounts without bidding. Agoda.com is an Asia-based online hotel reservation service that is available in 38 languages. Rentalcars.com is a multinational car hire service, offering its reservation services in over 6,000 locations. Customer support is provided in 40 languages.

Participants in Solicitation

Priceline, KAYAK and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from KAYAK’s stockholders with respect to the transactions contemplated by that certain Merger Agreement, dated as of November 8, 2012, by and between KAYAK, Priceline and Produce Merger Sub, Inc., a wholly owned subsidiary of Priceline.  Information regarding KAYAK’s directors and executive officers is contained in KAYAK’s final prospectus for its initial public offering (File No. 333-170640), which was filed with the Securities and Exchange Commission, or the SEC, on July 20, 2012.  You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing KAYAK’s website at www.kayak.com and clicking on the “About” link and then clicking on the “Investor Relations” link and “SEC Filings”.  As of November 8, 2012, KAYAK’s directors and officers, collectively, beneficially owned approximately 28,824,262 shares, or 70.4%, of KAYAK’s Class A and Class B common stock, which represents 77.9% voting power.  Additional information regarding the interests of the participants in the solicitation of proxies in connection with the transaction will be included in the Proxy Statement/Prospectus described below.  Information regarding Priceline’s executive officers and directors is contained in Priceline’s definitive proxy statement filed with the SEC on April 24, 2012. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Priceline’s website at www.priceline.com and clicking on the “Investor Relations” link and then clicking on the “Financial Information” link.

Additional Information and Where to Find It

This press release relates to a proposed transaction between Priceline and KAYAK, which will become the subject of a registration statement and joint proxy statement/prospectus forming a part thereof to be filed with the SEC by Priceline. This press release is not a substitute for the registration statement and joint proxy statement/prospectus that Priceline will file with the SEC or any other documents that KAYAK or Priceline may file with the SEC or send to stockholders in connection with the proposed transaction.  Before making any voting decision, investors and security holders are urged to read the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

Investors and security holders will be able to obtain free copies of the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Priceline or KAYAK through the website maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus from KAYAK by contacting KAYAK Software Corporation, 55 North Water Street, Suite 1, Norwalk, CT 06854, Attn: Corporate Secretary or by calling (203) 899-3100.

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Priceline Group Press Information: Brian Ek (203) 299-8167 brian.ek@priceline.com

Priceline Group Investor Relations: Matthew Tynan (203) 299-8487 matt.tynan@priceline.com

KAYAK Press Information: Jessica Casano-Antonellis PRcontact@kayak.com